Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 13, 2025

VIA EDGAR CORRESPONDENCE

Matthew Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII, on behalf of FT Confluence BDC & Specialty Finance Income ETF, a series of the Registrant
File Nos. 333-283485

Dear Mr. Williams:

We received your oral comments via telephonic conference on January 9, 2025 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund VIII, on behalf of FT Confluence BDC & Specialty Finance Income ETF, a series of the Registrant (the “Fund” or “Acquiring Fund”), filed on November 26, 2024. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus/proxy statement contained therein. We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, along with an updated draft of the Registration Statement.

DISCLOSURE COMMENTS

Comment 1

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please file an amended Form N-14 addressing the Staff’s comments and email a marked draft of the Registration Statement showing changes from the initial filing.

Division of Investment Management

February 13, 2025

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement. The Registrant further confirms it has filed an amended Form N-14 addressing the Staff’s comments and has provided a copy of the correspondence and corresponding redline of the Registration Statement to the Staff.

Comment 2

Please supplementally address whether the Fund, its Advisor or any of the Fund’s affiliates have entered into a standstill agreement with respect to the Fund and a third party.

Response to Comment 2

Neither the Fund nor the Advisor, nor any of the Fund’s affiliates, have entered into a standstill agreement concerning the Fund.

Comment 3

In the Q&A Section, in the fourth bullet under “Why does the Target Board recommend the Reorganization?” please revise to explain what the unitary fee includes or excludes. Please also clarify whether the unitary fee excludes acquired fund fees and expenses.

Please confirm there is no fee expense reimbursement or fee waiver in place for the Acquiring Fund. If there is, please disclose and revise this section to compare the fees and expenses of the First Trust Specialty Finance and Financial Opportunities Fund (the “Target Fund”) and the Acquiring Fund on a gross and net basis and explain that after the expiration of the fee expense reimbursement or fee waiver on X date, the fees and expenses of the Acquiring Fund may increase.

Finally, please state that the Target Fund’s expenses include leverage expenses but the Acquiring Fund’s expenses will not.

Division of Investment Management

February 13, 2025

Response to Comment 3

The Registration Statement has been revised in accordance with the Staff’s comment to add the below disclosure to the fourth bullet under “Why does the Target Board recommend the Reorganization?”:

“Such annual unitary management fee provides for payment of the Fund’s expenses, including the cost of transfer agency, custody, fund administration, legal, audit and other services, but excluding fee payments under the Investment Management Agreement between First Trust and the ETF Trust, on behalf of the Acquiring Fund, interest, taxes, acquired fund fees and expenses, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.”

The Registrant confirms that there is no fee expense reimbursement or fee waiver in place for the Acquiring Fund.

The above-referenced bullet contains disclosure that the Target Fund’s expenses include leverage expenses. The bullet has been further modified to state that “[t]he Target Fund’s expenses include leverage expenses, but the Acquiring Fund is not expected to incur any leverage expenses.”

Comment 4

In the Q&A Section, in the fourth bullet under “Why does the Target Board recommend the Reorganization?” the disclosure states, “The Target Fund’s recent total (net) expense ratio (including leverage expenses but excluding acquired fund fees and expenses) was 2.65%...” Please state whether this “recent” total (net) expense ratio that the Board considered has since changed, and if it has, please also state the current expense ratio.

Response to Comment 4

The Registration Statement has been updated to reflect the “as of” date for the Target Fund’s total (net) expense ratio considered by the Board and to provide such total (net) expense ratio as of a more recent practicable date.

Comment 5

In the Q&A Section, under “How do the Funds’ objectives, strategies and risks compare?” the disclosure states, “It is anticipated that the Acquiring Fund will initially hold a greater percentage of its portfolio in BDCs than currently is held by the Target Fund.” Please explain the reference to the term “initially.” Will the percentage ownership of BDCs decrease over time? If so, please explain why and how. The Staff notes the disclosure in the “Background and Trustees’ Considerations Relating to the Proposed Reorganization” section states that substantially all the Acquiring Fund’s assets will be invested in BDCs.

Division of Investment Management

February 13, 2025

Response to Comment 5

The Acquiring Fund does not currently expect the relative amount of its investments in BDCs to substantially decrease over time following the reorganization. Rather, the above-referenced disclosure is meant to provide a comparison of the two Funds’ portfolios at a point in time while also capturing the possibility that the Acquiring Fund may shift its investments between BDCs and other types of specialty finance companies consistent with its principal investment strategies.

Comment 6

In the Q&A Section, under “Will there be federal income tax consequences to Target Fund shareholders as a direct result of the Reorganization?” the disclosure states, “As noted above, the Target Fund also may recognize gains or losses as a result of portfolio sales effected prior to the Reorganization.” Please also state here, as is stated above, that any gains that do result from the Target Fund’s portfolio sales may have tax consequences to Target Fund shareholders.

Response to Comment 6

The Registration Statement has been revised in accordance with the Staff’s comment.

Comment 7

In the “Comparison of the Funds” section, the disclosure states, “The Fund has primarily invested in one particular type of specialty finance company, business development companies (‘BDCs’)…” Please add “Acquiring” or “Target” before “Fund” for clarity.

Response to Comment 7

The Registration Statement has been revised in accordance with the Staff’s comment.

Comment 8

The Staff notes that portfolio turnover risk is a principal risk of the Acquiring Fund but not the Target Fund. If accurate, please also mention in the “Comparison of the Funds” section that a difference in the strategies is that the Acquiring Fund will have more portfolio turnover.

Response to Comment 8

The Registration Statement have been revised to remove Portfolio Turnover Risk as a principal risk of the Acquiring Fund.

Division of Investment Management

February 13, 2025

Comment 9

Please supplementally confirm the fees and expenses are current.

Response to Comment 9

The Fees and Expenses Table has been completed in the revised Registration Statement to provide information as of a practicable recent date—i.e., in the case of the Target Fund, as of its most recently completed fiscal year end of November 30, 2024.

Comment 10

The Staff notes that footnote 3 to the “Fees and Expenses” table states, “The management fee of the Target Fund is based on the “Managed Assets” of the Target Fund, which means the total asset value of the Target Fund minus the sum of the Fund’s liabilities other than the principal amount of borrowings.” Please clarify that “Managed Assets” includes leverage.

Response to Comment 10

The above-referenced footnote 3 has been revised to state that “‘Managed Assets’ includes the assets of the Target Fund obtained through the use of leverage.”

Comment 11

Please add the disclosure outlined in Item 4(b)(2)(iv) of Form N-1A adjacent to the “Average Annual Total Returns” table or above the table.

Response to Comment 11

The Registration Statement has been revised in accordance with the Staff’s comment to include the below disclosure:

The Target Fund’s past performance (before and after taxes) is not necessarily an indication of how the Target Fund or Acquiring Fund will perform in the future.

All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains. Returns after taxes on distributions and sale of shares assume you sold your shares at period end, and, therefore, are also adjusted for any capital gains or losses incurred. Returns for an index do not include expenses, which are deducted from Target Fund returns, or taxes.

Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here. After-tax returns are not relevant to investors who hold Target Fund shares in tax-deferred accounts such as individual retirement accounts (IRAs) or employee-sponsored retirement plans.

Division of Investment Management

February 13, 2025

Comment 12

In the “Average Annual Total Returns” table, please also include the broad-based securities market index of the Acquiring Fund. You may disclose in connection therewith that the Target Fund has not historically been compared to such index.

Response to Comment 12

The Registration Statement has been revised in accordance with the Staff’s comment.

Comment 13

In the “Principal Risks Comparison” chart, the “Premium/Discount Risk” applies to both the Acquiring Fund and the Target Fund. However, the description of “Premium/Discount Risk” below the chart includes references to “participation agreements”, which makes it appear tailored to the Acquiring Fund and not the Target Fund. Please clarify the disclosure.

Response to Comment 13

The Registrant notes that the sentence referring to “participation agreements” begins by referencing specifically “shares of the Acquiring Fund” and further specifies in parentheses that such sentence is not applicable to “shares of closed-end funds such as the Target Fund.” The sentence in question has also been revised to further clarify that the statement relates specifically to the Acquiring Fund.

Comment 14

In the second bullet under the “Background and Trustees’ Considerations Relating to the Proposed Reorganization” section, the disclosure states, “The Board considered that the proposed unitary fee rate for the Acquiring Fund would be materially lower than the current total (net) expense ratio for the Target Fund (including leverage expenses but excluding acquired fund fees and expenses) and that shareholders of the Target Fund were expected to benefit from significant cost savings as a result of the Reorganization.” Please state, if true, that the unitary fee is not subject to any fee expense reimbursement or fee waiver.

Division of Investment Management

February 13, 2025

Response to Comment 14

The Registration Statement has been revised in accordance with the Staff’s comment to note that “the unitary fee is not subject to any expense reimbursement or fee waiver arrangement.”

Comment 15

The Staff notes the “Principal Investment Strategies and Policies” section states, “The Fund will not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries except that the Fund’s investments will be concentrated (i.e., invest 25% or more of Fund assets) in the industries or group of industries comprising the financial sector.” Please specify the “Fund” as the “Acquiring Fund” throughout this disclosure.

Response to Comment 15

The Registration Statement has been revised in accordance with the Staff’s comment.

Comment 16

The Staff notes that “Illiquid Investments” has been identified under “Non-Principal Investments” of the Acquiring Fund. Please explain supplementally how the Fund intends to comply with the liquidity requirements that apply to open-end funds under the Investment Company Act of 1940 (the “1940 Act”). In your explanation, please discuss whether any investments that the Fund considers liquid were previously characterized as illiquid or restricted or classified as a Level 3 asset. If so, please identify those investments and provide the basis for the recharacterization. In addition, please confirm supplementally that the Fund has completed a liquidity risk assessment consistent with Rule 22e-4 under the 1940 Act. Finally, will the Fund need to change its portfolio to come into compliance with Rule 22e-4? If yes, please describe in what ways.

Response to Comment 16

As is the case for the Target Fund, the Acquiring Fund will invest substantially all of its assets in equity securities of BDCs that are traded on a securities exchange and, thereby, are liquid. As such, no portfolio changes are needed for the Acquiring Fund to be able to comply with Rule 22e-4 of the 1940 Act. The Registrant confirms that no portfolio securities will change their characterization from illiquid or restricted, or as a Level 3 asset, to liquid.

The Registrant additionally confirms that it has completed a liquidity risk assessment as required under Rule 22e-4.

Division of Investment Management

February 13, 2025

Comment 17

Please revise the disclosure under “Voting Process” to state that the Target Fund does not expect to receive any broker non-votes in connection with the Proposal and, regardless, broker non-votes will not be counted for purposes of determining quorum at the Meeting or as votes in regard to the Proposal.

Response to Comment 17

The Registration Statement has been revised as requested.

Comment 18

The Staff notes the name of the Acquiring Fund is incorrect in the Exhibit 12 Form Opinion of Chapman and Cutler. Please revise to correct the name of the Acquiring Fund.

Response to Comment 18

The opinion has been revised and will be refiled in accordance with the Staff’s comment.

Comment 19

The Staff notes the expected percentage of securities of the Target Fund sold due to the reorganization is currently blank. Please include such percentage in the next pre-effective amendment.

Response to Comment 19

The requested information has been completed and will be provided in the next pre-effective amendment.

Comment 20

Please confirm in supplemental correspondence to the Staff that no disclosure is required under Rule 6-11(d)(1)(ii) of Regulation S-X.

Response to Comment 20

The Registrant confirms that the Reorganization will not result in a material change in the Target Fund’s portfolio due to investment restrictions, and as such, no disclosure is required under Rule 6-11(d)(1)(ii) of Regulation S-X.

* * * * * * * * * * * * * * * * * * * * *

Division of Investment Management

February 13, 2025

Please call me at (312) 845-3850 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Roy Kim
Roy Kim

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman